SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549
                          SCHEDULE 13D
                         (Rule 13d 101)

     Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                          Rule 13d-2(a)

                       (Amendment No. --)
                    ROCKFORD INDUSTRIES, INC.
                        (Name of Issuer)
              Common Stock, No Par Value Per Share
                 (Title of Class of Securities)
                            773259 10 6
                         (CUSIP Number)

                          Brian Seigel
                    Rockford Industries, Inc.
                      1851 E. First Street
                   Santa Ana, California 92705
                         (714) 547-7166
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        with a copy  to:
                      J. Jay, Herron, Esq.
                      O'Melveny & Myers LLP
                    610 Newport Center Drive
                           Suite 1700
                Newport Beach, California  92660
                         (949) 760-9600

                        November 9, 1998
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(e),13d-1(f) or 13d-1(g), check the following box:     [ ]

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 773259 10 6                               Schedule 13D


1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      Brian Seigel
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           (a) [ ]   (b) [X]
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3     SEC USE ONLY

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4     SOURCE OF FUNDS
      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
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                         7    SOLE VOTING POWER*
Number of                     0
Shares
Beneficially             8    SHARED VOTING POWER*
Owned By                      744,667
Each
Reporting                9    SOLE DISPOSITIVE POWER*
Person With                   774,667

                         10   SHARED DISPOSITIVE POWER
                              0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON*
      774,667
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES
      [X]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11*
      18.7%
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14    TYPE OF REPORTING PERSON
      IN
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                    *SEE ITEM 5 OF TEXT BELOW

Item 1.        Security and Issuer

          This statement on Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of Rockford Industries, Inc., a California corporation (the "Company"), having its principal executive offices at 1851 E. First Street, Santa Ana, California 92705.

Item 2.        Identity and Background

          This Statement is being filed by or on behalf of Brian
Seigel, an individual, and amends the Schedule 13G filings made by Mr. Seigel. Mr. Seigel is the Executive Vice President of the
Company.  His business address is 1851 E. First Street,
Santa Ana, California 92705.

          During the last five years, Mr. Seigel has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          Mr. Seigel is a citizen of the United States of America.

Item 3.        Source and Amount of Funds or Other Consideration

          Mr. Seigel acquired all of his shares with personal funds.

Item 4.        Purpose of Transaction

          The reporting person acquired his shares originally prior to the date the Company became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In connection with the proposed merger (the "Merger") of the Company with a wholly owned subsidiary of American Express Company ("American Express") pursuant to a Plan and Agreement of Merger, dated November 9, 1998 (the "Merger Agreement"), Mr. Seigel entered into a Shareholders Option Agreement, dated November 9, 1998, with America Express, Gerry Ricco and Larry Hartmann, a copy of which is attached as an exhibit hereto and incorporated herein by reference (the "Option Agreement"). Pursuant to the Option Agreement, Messrs. Seigel, Ricco and Hartmann (collectively, the "Identified Shareholders") granted to American Express (i) an irrevocable proxy to vote all of the Common Stock owned of record by such Identified Shareholder (the "Shares") with respect to any matter brought before the shareholders of the Company, including the Merger,
(ii) an irrevocable and continuing option (the "Irrevocable Option") following the occurrence of the First Date for Exercise (as defined below) to purchase all of the Shares owned by him for a per share price equal to $11.88 (subject to adjustment in certain events); and (iii) in the event American Express does not exercise its rights under the irrevocable proxy, the right to direct the voting by the Identified Shareholder of the Shares with respect to any matter brought before the shareholders of the Company, including the Merger. As used in the Option Agreement, the term "First Date for Exercise" means the earliest to occur of any of the following events: (i) any person shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act), or shall have filed a registration statement under the Securities Act, of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Common stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding Common Stock; (ii) the Company, without having received American Express' prior written consent shall (A) have authorized, recommended, proposed or publicly announced an intention to authorize, recommend or propose, or shall have entered into or publicly announced an intention to enter into, an agreement with any person (other than American Express or any subsidiary of American Express) to (1) effect a merger, consolidation, combination, reorganization, share exchange, joint venture involving an equity control event (as defined below) or similar transaction involving the Company or any subsidiary of the Company, (2) directly or indirectly sell, lease or otherwise transfer or dispose of, or agree to sell, lease or otherwise transfer or dispose of, assets of the Company or its subsidiaries representing 10% or more of the consolidated assets of the Company and its subsidiaries or (3) directly or indirectly issue, sell or otherwise transfer or dispose of or agree to sell, lease or otherwise transfer or dispose of or agree to issue, sell or otherwise transfer or dispose of (including, without limitation, by way of merger, consolidation, reorganization, share exchange, dividend, distribution or any similar transaction) securities representing 10% or more of the voting power of the Company (any of the foregoing an "Acquisition Transaction"), or (B) directly or indirectly have otherwise taken any action including, without limitation, responding to, or entering into discussions or negotiations, in respect of an Acquisition Transaction or an Acquisition Proposed (as defined in the Merger Agreement) made by any party other than American Express, (iii) any person or group (as such term is defined under the Exchange Act) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) or the right to acquire beneficial ownership of, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 10% or more of the then outstanding Common Stock (other than any person or group that, at the date of the Option Agreement, beneficially owns or has the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock) (an "equity control event"); or (iv) any person other than American Express shall have made an Acquisition Proposal to the Company or its shareholders and such proposal shall have been publicly announced (the events described in the preceding clauses (i), (ii), (iii) and (iv) are collectively and individually referred to as an "Acquisition Event"). The Option Agreement terminates on the earlier of (i) the termination of the Merger Agreement in accordance with its terms; or (ii) the delivery by American Express to the Identified Shareholders of written notice to terminate the Option Agreement. If during the term of the Option Agreement an Acquisition Event occurs, or if the Merger Agreement is terminated by the Company in accordance with Section 7.1(b)(v) of the Merger Agreement (the date of the earlier of the occurrence or termination being the "Trigger Event"), the Option Agreement and the option granted to American Express thereunder will remain in full force and effect and the termination date of the Option Agreement will automatically extend to the date which occurs 12 months from the Trigger Date.

          Pursuant to the Merger Agreement, each Identified Shareholder has agreed to exercise or cause to be exercised all Company Stock Options directly or indirectly beneficially owned by him prior to the Effective Time and that to the extent not exercised, all options owned by such Identified Shareholder will automatically terminate at the Effective Time. To the extent each Identified Shareholder exercises his options, the shares of Common Stock issued thereto will become subject to the Option Agreement.

          The Option Agreement also prohibits Mr. Seigel and the other Identified Shareholders from selling, transferring, pledging, assigning, conveying or otherwise disposing of the Shares which are subject thereto. In addition, the respective spouses of the Identified Shareholders executed a Spousal consent consenting to the transactions contemplated by the Option Agreement and the Merger Agreement.

          Other than as described above, and as contemplated by the Merger Agreement and the Option Agreement, Mr. Seigel has no plans or proposals which relate to, or may result in, the matters listed on Items 4(a)-(j) of Schedule 13(D) (although he reserves the right to develop such).

Item 5.        Interest in Securities of the Issuer

          Mr. Seigel beneficially owns 774,667 shares, equal to approximately 18.7% of the outstanding shares of the Company.
Mr. Seigel exercises shared voting (as described in Item 4 above) and sole dispositive power over all 774,667 shares. 40,000 shares are in the form of options, all of which are currently exercisable.

          Except as described herein, Mr. Seigel has not acquired or disposed of any of the Company's Common Stock during the past sixty days.

          As a result of the Option Agreement as described in
Item 4 above, Mr. Seigel may be deemed part of a group with Messrs. Ricco and Hartmann and therefore, may be deemed to be the beneficial owner of the 734,666 and 734,667 shares of Common Stock of Messrs. Ricco and Hartmann, respectively, subject to the Option Agreement. Mr. Seigel disclaims the existence of a group and the beneficial ownership of such shares.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer

          See Item 4 for a description of the Merger Agreement and the Option Agreement, which are incorporated herein by reference. In connection with the Option Agreement, the Identified Shareholders and American Express entered into an Escrow Agreement with U.S. Trust company, National Association ("US Trust") pursuant to which the Shares of the Identified Shareholders were placed in escrow with US Trust for the term of the Option Agreement.

          Except as set forth above, to the best of Mr. Seigel's knowledge, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or among such persons and any other persons with respect to any securities of the Company, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material To Be Filed as Exhibits


Exhibit 1 Plan and Agreement of Merger, dated November 9, 1998 by and among American Express Company, RXP Acquisition Corporation and Rockford Industries, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 1998 by Rockford
          Industries, Inc., File No. 0-26324)


Exhibit 2 Shareholders Option Agreement, dated November 9, 1998 by and among American Express Company and the shareholders of Rockford Industries, Inc. listed on the signature page thereto (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 1998 by Rockford Industries, Inc., File No. 0-26324).

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    November 18, 1998        /s/ Brian Seigel
                                 -----------------------------
                                   BRIAN SEIGEL